Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

Form S-4 File No.: 333-203364

The following is the text of a document sent to participants in the Kraft 401K Savings Plan on June 12, 2015.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

June 12, 2015

RE: Changes to the Kraft Foods Group Stock Fund in your Kraft Foods Group, Inc. 401(k) Savings Plan

This notice contains important information regarding the Kraft Foods Group Stock Fund in your Kraft Foods Group, Inc. 401(k) Savings Plan due to the proposed merger of Kraft Foods Group, Inc. (“Kraft”) and H. J. Heinz Company to create The Kraft Heinz Company (the “Merger”). As a result of this transaction, the Kraft Foods Group Stock Fund in your 401(k) Savings Plan will change. It is important that you read the information in this notice, and determine whether you have investments that are changing or have any restrictions on investments that apply to you due to the Merger.

At the closing of the Merger, a new employer stock investment fund called the Kraft Heinz Stock Fund will be added to the Kraft 401(k) Savings Plan and the Kraft Foods Group Stock Fund will be eliminated.

If you have a balance in the Kraft Foods Group Stock Fund at 3:00 p.m. Central time one business day prior to the closing date of the Merger, your balance will automatically transition to the new Kraft Heinz Stock Fund following the closing date of the Merger.

Upon the completion of the Merger, each share of Kraft common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one share of common stock of The Kraft Heinz Company (“Kraft Heinz common stock”). In addition, prior to the effective time of the Merger, Kraft will declare a special cash dividend of $16.50 per share of Kraft common stock to shareholders of Kraft, including the 401(k) Savings Plan, as of a record date immediately prior to the closing of the Merger. The 401(k) Savings Plan’s trustee will reinvest the special cash dividend by purchasing shares of Kraft Heinz common stock on the open market. The shares purchased will be credited to the Kraft Heinz Stock Fund. The price at which shares of Kraft Heinz common stock will be purchased for the Kraft Heinz Stock Fund will be based upon prevailing market prices and credited to your account as units in the new Kraft Heinz Stock Fund. It is anticipated that Kraft Heinz common stock will be listed and traded on NASDAQ under the symbol “KHC.”

In connection with the Merger, your existing election to have future contributions invested in the Kraft Foods Group Stock Fund will automatically be canceled. All future contributions directed to the Kraft Foods Group Stock Fund as of 3:00 p.m. Central time one business day prior to the closing date of the Merger will be defaulted to the 401(k) Savings Plan’s Default Investment Fund unless you make an affirmative election to have such contributions invested in another available investment option(s). The Default Investment Fund option for the 401(k) Savings Plan is the BlackRock LifePath® Target Date Fund with the target retirement date closest to the year you will turn age 65. For more information about the 401(k) Savings Plan’s Default Investment Fund, please refer to the enclosed Qualified Default Investment Alternative (QDIA) Notice.

At this time, you may not allocate future contributions to be invested in the Kraft Heinz Stock Fund. Subject to compliance with applicable law, including, among other things, the filing of a registration statement with the Securities and Exchange Commission, the Kraft Heinz Stock Fund may become available for contributions after completion of the Merger. This communication does not constitute an offer to sell Kraft Heinz common stock pursuant to contributions to the Kraft Heinz Stock Fund in the 401(k) Savings Plan or the solicitation of offers to purchase Kraft Heinz common stock through such contributions. Any such offers or solicitations, if made, will be made only pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, and a document or documents constituting a prospectus covering securities that have been so registered.

In addition, in connection with the transition of the Kraft Foods Group Stock Fund to the Kraft Heinz Stock Fund, your ability to direct investment changes, process loans and withdrawals, or obtain an in-kind distribution of your Plan account balance invested in the Kraft Foods Group Stock Fund will be restricted during a blackout period, as described below.

Because of these restrictions, it is very important that you review and consider the appropriateness of your current investments in light of your inability during the blackout period to direct exchanges or obtain distributions with respect to amounts in your account that are invested in the Kraft Foods Group Stock Fund.

If you plan to make exchanges with respect to or obtain an in-kind distribution from assets invested in the Kraft Foods Group Stock Fund, you need to make such elections prior to the time the restrictions described below become effective.

Merger Timing

On June 9 and 10, 2015, Kraft and Heinz announced that the closing conditions related to antitrust clearance in the U.S. and Canada have been satisfied, and the closing of the Merger remains subject to approval by Kraft shareholders and other customary closing conditions. Kraft will hold a special meeting of shareholders to vote on the Merger on July 1, 2015. Additional information concerning the proposed Merger and the special meeting is included in the definitive Proxy Statement/Prospectus, which was filed with the Securities and Exchange Commission on June 2, 2015 and mailed to Kraft shareholders who are entitled to vote on the proposal. While there are other customary closing conditions in the merger agreement, if Kraft’s shareholders approve the proposed Merger on July 1, Kraft would expect to close the Merger a few business days after the meeting. This notice is being sent at this time, to satisfy the advance notice requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Key Events Timeline

Please review the timeline below to understand how account activities will be affected. This timeline will help you plan for any transactions that you would like to make before any restrictions begin. Please note: The Key Events Timeline below assumes that Kraft will announce the closing date of the Merger at least one business day in advance of the closing. Due to the uncertainty of the timing of satisfying the conditions to the closing of the Merger as discussed above, you may not have more than one business day’s advance notice of the time of the closing. You need to carefully consider the uncertainty of the timing of the Merger close date when planning transactions with respect to your 401(k) Savings Plan account.

Date	Plan Activities	What this means to you
June 26 at 3:00 p.m. CT	Distributions in shares of Kraft common stock will be restricted.	You will not be able to take a distribution in shares of Kraft common stock after this date. You will be able to take a distribution in shares of Kraft Heinz common stock following the transition of your account from the Kraft Foods Group Stock Fund to the Kraft Heinz Stock Fund.

One business day prior to the closing date of the Merger at 3:00 p.m. CT	The blackout period begins with respect to exchanges and distributions of your Plan account balance invested in the Kraft Foods Group Stock Fund.

After this date, you are not able to make any account transactions or obtain distributions with respect to amounts in your account that are invested in the Kraft Foods Group Stock Fund until after the blackout period ends.

If you have future contributions directed to the Kraft Foods Group Stock Fund, you should review and update your election. If you do not change your future investment elections, all future money that you have directed to the Kraft Foods Group Stock Fund will be redirected to the 401(k) Savings Plan’s Default Investment Fund unless an affirmative election to invest new contributions to one or more other funds is in place before the blackout period begins or after the blackout period ends.

After closing date of the Merger	Stock Fund exchange (existing balances).	Existing balances in the Kraft Foods Group Stock Fund will transition to the Kraft Heinz Stock Fund.

No later than 3 or 4 business days following the closing date of the Merger	The blackout period is expected to end no later than 3 or 4 business days following the closing date of the Merger.	Upon completion of the blackout period, you will be able to make account transactions or obtain distributions with respect to your account, including the Kraft Heinz Stock Fund by logging on to Fidelity NetBenefits® at www.netbenefits.com/Kraft or by calling the Kraft Foods Retirement and Savings Plan Center at 1-877-208-0782.

The effective date of the fund change described above and the end of the blackout period will also depend on the accurate, timely transfer of data. To ensure accurate data transfer, the timing described here could be delayed.

Period of Restrictions on Plan Activities

Beginning 3:00 p.m. Central time one business day prior to the closing date of the Merger, or June 25th with respect to distributions in shares, there will be a period of time when you will be unable to direct or diversify your investments, process an exchange or rollover, request a loan, withdrawal or distribution, or engage in other activities with respect to amounts in your account that are invested in the Kraft Foods Group Stock Fund.

This period during which you may be unable to exercise your rights otherwise available under the Plan is called a “blackout period.” The blackout period will not affect other investment options in the Plan but will only apply to the Kraft Foods Group Stock Fund. The blackout period will begin after 3:00 p.m. Central time one business day prior to the closing date of the Merger and is expected to end no later than three or four business days after the closing date of the Merger. During this time you can determine whether the blackout period has started or ended by logging on to Fidelity NetBenefits® at www.netbenefits.com/Kraft or calling the Kraft Foods Retirement and Savings Plan Center at 1-877-208-0782, Monday through Friday (excluding New York Stock Exchange holidays) between 7:30 a.m. and 7:30 p.m. Central time.

Whether or not you are planning to retire in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning and your overall financial plan. During the blackout period you will be unable to direct exchanges or obtain distributions of amounts in your account that are invested in the Kraft Foods Group Stock Fund. For these reasons, it is very important that you review and consider the appropriateness of your current investments in light of your inability during the blackout period to direct exchanges or obtain distributions with respect to amounts in your account that are invested in the Kraft Foods Group Stock Fund. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income, and investments.

You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

Note that normal payroll contributions and loan repayments deducted from your paycheck may be invested in your account later than usual if the scheduled investment date coincides with the fund blackout dates.

How the Merger will Affect your 401(k) Savings Plan if you are invested in the Kraft Foods Group Stock Fund

Existing Balances: If you do nothing and you have a balance in the Kraft Foods Group Stock Fund as of 3:00 p.m. Central time one business day prior to the close date, existing balances in the Kraft Foods Group Stock Fund will automatically transition to the new Kraft Heinz Stock Fund as of the market close (generally 3:00 p.m. Central time) on the date of the Merger.

For recordkeeping purposes, you will see two transactions:

1.	The transition from the Kraft Foods Group Stock Fund to the Kraft Heinz Stock Fund which will appear as an exchange.

2.	The special dividend will appear as a dividend and be credited to your account as additional units in the new Kraft Heinz Stock Fund.

Both transactions will be visible on Fidelity NetBenefits® at www.netbenefits.com/Kraft and your quarterly statement.

Existing Stock Fund	New Stock Fund
Kraft Foods Group Stock Fund (Kraft Foods Group, Inc.)	Kraft Heinz Stock Fund

If you do not want the automatic transition to the new Kraft Heinz Stock Fund to occur, you must notify Fidelity before 3:00 p.m. Central time one business day before the closing date of the Merger, to exchange all units in the Kraft Foods Group Stock Fund in your account into another investment option(s) in the 401(k) Savings Plan. You can notify Fidelity by visiting Fidelity NetBenefits® at www.netbenefits.com/Kraft or calling the Kraft Foods Retirement and Savings Plan Center at 1-877-208-0782, Monday through Friday (excluding New York Stock Exchange holidays) between 7:30 a.m. and 7:30 p.m. Central time to speak with a Service Representative.

Future Contributions after the Close: If you do nothing, effective as of the market close (generally 3:00 p.m. Central time) one business day prior to the closing date of the Merger, new contributions designated for the Kraft Foods Group Stock Fund will be invested as shown in the chart below, unless you affirmatively elect to have such future contributions invested in one or more other 401(k) investment option(s), including the Kraft Heinz Stock Fund.

Existing Investment Option	New Investment Option
Kraft Foods Group Stock Fund (Kraft Foods Group, Inc.)	BlackRock LifePath® Target Date Fund with the target retirement date closest to the year you will turn age 65[1]

[1]	See enclosed Qualified Default Investment Alternative (QDIA) Notice to determine which Target Date Fund your contributions default to according to age. The BlackRock LifePath Target Date funds are designed for investors expecting to retire around the year indicated in each fund’s name. The funds are managed to gradually become more conservative over time as they approach the target date. The investment risk of each BlackRock LifePath target date fund changes over time as its asset allocation changes. The funds are subject to the volatility of the financial markets, including that of equity and fixed income investments in the U.S. and abroad, and may be subject to risks associated with investing in high-yield, small-cap, and foreign securities. Principal invested is not guaranteed at any time, including at or after the target dates.

If you do not want this action to occur, you must notify Fidelity before 3:00 p.m. Central time one business day prior to the date of the Merger, to update your investment elections for future contributions. You can notify Fidelity by visiting Fidelity NetBenefits® at www.netbenefits.com/Kraft or calling the Kraft Foods Retirement and Savings Plan Center at 1-877-208-0782, Monday through Friday (excluding New York Stock Exchange holidays) between 7:30 a.m. and 7:30 p.m. Central time to speak with a Service Representative.

Investment Options that are Not Changing Due to the Merger

The investment options (other than the Kraft Foods Group Stock Fund) available to you under the Kraft Foods 401(k) Savings Plan will not change due to the Merger. Any balances invested in these investment options as of 3:00 p.m. Central time one business day prior to the closing date of the Merger (other than the Kraft Foods Group Stock Fund) will not be changed due to the Merger. Except as described above with respect to contributions to the Kraft Foods Group Stock Fund, contributions after 3:00 p.m. Central time as of one business day prior to the closing date of the Merger will continue to be invested in these other funds in accordance with your prior investment elections unless you direct otherwise. Contributions directed to the Kraft Foods Group Stock Fund after 3:00 p.m. Central time one business day prior to the Merger will be redirected to the Target Date Fund with the retirement year closest to the year you turn 65, unless you direct otherwise after the blackout lifts following the Merger. For more information about the 401(k) Savings Plan Default Investment Fund, please refer to the enclosed Qualified Default Investment Alternative (QDIA) Notice.

Retaining Your Cost Basis

The cost basis is the cost to your account when you acquire Kraft Foods Group common stock. Cost basis is used to determine net unrealized appreciation (“NUA”) on distributions in shares of employer securities. Your cost basis of shares held in the Kraft Foods Group Stock Fund at 3:00 p.m. Central time one business day prior to the closing date of the Merger will automatically be carried over to the Kraft Heinz Stock Fund thus preserving your total stock cost basis. Retaining your cost basis may increase the amount of NUA that may be available to you if you receive a distribution from the 401(k) Savings Plan in shares of Kraft Heinz common stock. Fidelity Investments maintains the records of the cost basis of Kraft common stock in the Kraft Foods Group Stock Fund.

As this is a complicated area of the tax laws, you should consult with a tax advisor before taking any distribution from your 401(k) Savings Plan.

Enclosures Included With This Guide

•	Kraft Foods Group, Inc. 401(k) Savings Plan Qualified Default Investment Alternative (“QDIA”) Notice

•	BlackRock LifePath® Target Date Fund Investment Option Descriptions and Performance and Expense Information

•	Kraft Heinz Stock Fund Investment Option Description

•	Supplement dated June 12, 2015 to the 401(k) Plan Summary Plan Description that provides additional information regarding the Kraft Foods 401(k) Savings Plan

Contacts for more Information

Online

Below are the instructions for accessing your 401(k) Savings Plan account at Fidelity through MyHR Online or directly through the Fidelity website.

For Active Employees

Go to MyHR Online at https://myhronline.kraftfoods.com. MyHR Online is available 24/7 from anywhere you have Internet access.

•	Click on Benefits under Quick Links on the left side of the home page to access MyBenefits Online.

•	On MyBenefits Online, click on Fidelity NetBenefits under Benefit Contacts & Links.

For Active or Retired Employees

Go directly to the Fidelity NetBenefits website at www.netbenefits.com/kraft.

Phone

Call the Kraft Foods Retirement and Savings Plan Center at Fidelity at 1-877-208-0782.

•	Participants calling from outside the U.S. should dial their country’s AT&T Direct Access Code, followed by 1-877-833-9900.

•	Participants calling from an area unsupported by AT&T Direct should use the following international collect number: 1-508-787-9902.

•	Participants needing a TDD number should call 1-800-655-0962.

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “expect,” “access,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Portions of the contents of this notice have been provided by Kraft.

The Kraft Heinz Stock Fund is neither a mutual fund nor a diversified or managed investment option.

Investing involves risk, including risk of loss.

Fidelity Brokerage Services LLC, Member NYSE, SIPC, 900 Salem Street, Smithfield, RI 02917